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EXHIBIT 12.1

FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMBER 31,
	1998	1999	2000	2001	2002
	(IN THOUSANDS)
Income (loss) from continuing operations before taxes and minority interest	$(7,672)	(15,939)	(7,559)	(22,916)	(5,741)
Income from equity investments	(931)	(2,497)	(4,852)	(4,995)	(7,903)
Distribution from equity investments	118	2,590	3,156	5,057	9,048

Income before fixed charges	(8,485)	(15,846)	(9,255)	(22,854)	(4,596)
Plus: Fixed charges	27,656	51,092	60,027	81,744	80,349

Earnings (as defined)	$19,171	35,246	50,772	58,890	75,753

Interest expense	$27,170	50,464	59,556	81,053	79,796
Rent expense (interest portion)	359	492	326	526	453
Capitalized interest	127	136	145	165	100

Total fixed charges	$27,656	51,092	60,027	81,744	80,349

"Earnings" divided by fixed charges	0.7	0.7	0.8	0.7	0.9

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  EXHIBIT 12.1
FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES